MANAGEMENT’S DISCUSSION AND ANALYSIS - YEAR ENDED DECEMBER 31, 2008

March 16, 2009

TABLE OF CONTENTS

INTRODUCTION
ADDITIONAL INFORMATION
INFORMATION ABOUT FORWARD-LOOKING STATEMENTS
CAUTIONARY NOTE TO U.S. INVESTORS
OVERVIEW
STRATEGY AND RISK MANAGEMENT
2008 REVIEW OF ACTIVITIES
SELECTED ANNUAL FINANCIAL INFORMATION
CHANGE IN ACCOUNTING POLICY
REVIEW OF FINANCIAL RESULTS
SUMMARY OF QUARTERLY RESULTS (UNAUDITED) AND FOURTH QUARTER
LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES
FINANCIAL INSTRUMENTS
NORMAL COURSE ISSUER BID
OUTLOOK
CRITICAL ACCOUNTING ESTIMATES
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION, AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
RISKS AND UNCERTAINTIES
OTHER INFORMATION
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated March 16, 2009, focuses upon the activities, results of operations, and liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the year ended December 31, 2008.  In order to better understand the MD&A, it should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2008.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The significant accounting policies are outlined in Notes 2, 3 and 4 to the Company’s financial statements for the year ended December 31, 2008.  These principles conform in all material respects with generally accepted accounting principles in the United States, except as disclosed in Note 19 to the financial statements.

ADDITIONAL INFORMATION

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.  Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Such forward-looking statements in this MD&A include the planned/proposed Prairie Creek Mine operations, anticipated future operating descriptions included in the Company’s Project Description Report (filed for permitting requirements), ongoing work to convert the Project Description Report into a Pre-Feasibility Study, future cost estimates, expectations around the process for obtaining operating permits, the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.  Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

OVERVIEW

Canadian Zinc Corporation is a development stage company listed on the Toronto Stock Exchange under the symbol “CZN,” and in the United States on the OTCBB under the symbol “CZICF,” and is engaged in the business of exploration and development of natural resource properties.  The Company’s principal focus is to advance the Prairie Creek Mine (the “Mine” or “Prairie Creek”), a zinc/lead/silver property located in the Northwest Territories of Canada, towards production.  The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

In 2006 and 2007, the Company carried out major exploration and development programs at Prairie Creek, including driving a new underground decline tunnel approximately 600 metres long, which enabled completion of a significant underground diamond drilling program.  This led to the preparation, in October 2007, of a Technical Report (the “Report”) to National Instrument (“NI”) 43-101 standards, which estimates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper.  In addition, the Report confirms a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.

During 2008, progress was made on many fronts in advancing the Prairie Creek Mine towards production.  Detailed mine planning, process design and transportation studies were completed, in conjunction with SNC-Lavalin Inc., leading to the preparation of a Project Description Report (“PDR”) which was filed with regulatory authorities in support of applications for operating permits for the Prairie Creek Mine.

The proposed new operation at the Prairie Creek Mine utilizes the existing infrastructure and facilities that were built in the 1980’s, which will be upgraded and enhanced to meet current-day environmental standards, and a number of additional improvements including a new fuel-efficient low–emission power generation plant and the permanent disposal of mill tailings underground as paste backfill.

All mining will be underground, on a year round basis, with production rates starting at 600 tonnes per day, building to 1,200 tonnes per day.  The Mill, which will include a new dense media separator, will process 600 to 1,000 tonnes per day and will produce separate lead and zinc sulphide concentrates and lead oxide concentrates.  The concentrates will be bagged, stored and trucked offsite on flat bed trucks over the winter access road to the Liard Highway for onward shipment by rail to smelters in Canada or Asia.  The current planned mine life is 10 to 14 years and will generate 220 full time jobs.

  In May 2008, the applications for the main operating permits were submitted to the Mackenzie Valley Land and Water Board (“MVLWB” or “Water Board”), which completed its preliminary screening in September 2008.  The applications have now moved on to the next stage of the regulatory process which is Environmental Assessment (“EA”) currently being conducted by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”).  On March 5, 2009, the MVEIRB published its ruling on scope of development issues and is expected to soon issue draft Terms of Reference that will identify what issues need to be examined in what level of detail during the EA.  Given the open-ended nature of the Mackenzie Valley permitting process, and the Company’s experience to date, it is likely that the Environmental Assessment process will extend for a considerable time.

The Company’s existing 2003 Land Use Permit and Water Licence were renewed, in September 2008, for two and five years respectively. A Type “B” Water Licence was issued by the MVLWB in March 2008 to carry out rehabilitation of the access road to the Prairie Creek Mine and authorization was received from Department of Fisheries and Oceans Canada in July 2008.  The rehabilitation work commenced in July 2008 and ran through until the end of October 2008.

Memoranda of Understanding were signed with Parks Canada in July 2008 and with Liidlii Kue First Nation and Nahanni Butte Dene Band in October 2008.  The Company believes that these important agreements will lead to co-operative and beneficial relationships with these parties and will assist in advancing the Prairie Creek Mine towards production.

At the Prairie Creek Mine, ongoing site maintenance continued, including rehabilitation work on the access road, completion of a groundwater well drilling program, further engineering assessments and the removal and destruction of all the sodium cyanide which had been stored in drums on the property since 1982.

At December 31, 2008 the Company had cash, cash equivalents, short term investments and marketable securities of $22.972 million compared to $28.514 million at December 31, 2007.  However, in view of the current global financial uncertainty being experienced in the markets and with commodity prices, as discussed in this MD&A in the section entitled “Liquidity, Financial Condition and Capital Resources,” CZN is seeking to minimize non-essential expenditures in 2009 to the extent possible.  Such action is being taken to ensure that cash on hand is preserved to the maximum extent possible which will enable the Company to further progress the ongoing Prairie Creek Mine permitting activities without the need to seek additional financing in the short-term.

STRATEGY AND RISK MANAGEMENT

Canadian Zinc’s long-term aim has been, and continues to be, to bring the Prairie Creek Mine into production.  CZN is committed to the responsible and sustainable development of the Prairie Creek Mine.  The Company is acutely aware of the ecological value and importance of the area to First Nations, conservationists and the public in general.  CZN intends to operate the Prairie Creek Mine with best available technology and environmental protection so that the temporary impact on the environment during operations are minimal, and long-term effects after closure of the mine will be negligible.  CZN believes that mineral development and conservation of ecological resources need not be mutually exclusive.

The Company’s vision is the development and successful operation of the Prairie Creek Mine with controlled road access, where the ecology is protected, and mineral extraction with its related economic benefits successfully co-exist with traditional aboriginal land uses and the neighboring Nahanni National Park Reserve.

The Company has continued to make progress with its strategy to bring the Prairie Creek Mine into production and, as described in this MD&A, has submitted applications for operating permits.  However, while the Company intends to continue to work to obtain operating permits for Prairie Creek, it has also re-evaluated its planned activities in light of the current global financial concerns.  Accordingly, CZN has sought to implement cost-saving measures in the short-term, in order to focus on the currently required key activities and to preserve cash resources pending future indications as to the state of the global financial and commodity markets.  The Company will continue to evaluate the impact of the current global financial crisis as the development of the Prairie Creek Mine continues.

2008 REVIEW OF ACTIVITIES

Operations Update

Ongoing site preparation and care and maintenance work, including environmental management and water treatment, continued at the Prairie Creek Mine site as the project moves toward production.

Progress was made on reopening and rehabilitating part of the road (approximately 30 kilometres) which connects the Prairie Creek Mine to the Liard Highway (a total distance of approximately 170 kilometres).  A new base for the roadbed was re-established along the Prairie Creek River, immediately north of the mine site and to further protect the road bed from any future erosion in proximity to the Prairie Creek water course.  Work on the road repair project continued up until the end of October 2008.

In July 2008, in response to local concerns and environmental sensitivities, Canadian Zinc removed from the Prairie Creek site drums of sodium cyanide that had been stored on the property since 1982.  The material had been safely stored and monitored in an engineered and covered storage facility.  Under the direction of Hazco Environmental Services Ltd. (“Hazco”), Canadian Zinc undertook a program in 2007 to repack the old sodium cyanide drums into new overpack drums suitable for transport off-site.  Following receipt of the necessary regulatory approvals, an airlift of the repacked sodium cyanide drums and associated repackaging waste took place utilizing a DHC-5 rear loading Buffalo aircraft, which shuttled the material from the Prairie Creek Mine site to Fort Simpson.  From Fort Simpson, Hazco transported the cyanide by truck to Cyanide Destruct Systems in Barrie, Ontario and the repackaging waste was removed to Earth Tech’s Swan Hills Treatment Centre in Alberta for destruction and disposal.

During September 2008, the Company completed a geo-technical drilling program to install a number of water wells to monitor groundwater conditions beneath the mine-site.  Data gathered from this monitoring program will assist in the EA process and also with future mine design.  Drill holes were also completed in the area of the proposed Water Storage Pond to monitor slope stability.

In December 2008, the Company determined that, in light of the decline in the financial and commodity markets, it would be prudent to preserve cash by terminating all activity at the Prairie Creek Mine site for the duration of the winter period.  Accordingly, the site was “winterized” in mid-December 2008 and it is currently anticipated that a minimal presence will be maintained at Prairie Creek from approximately April/May 2009.  The Company has continued to maintain its Environmental and Community Liaison staff and to manage its operating permit applications.

Project Description Report / Pre-Feasibility Study

A Technical Report dated October 12, 2007, was prepared by MineFill Services Inc. (Dr. David Stone and Stephen Godden – Qualified Independent Persons), to National Instrument 43-101 standards, following the results of part of the 2007 drilling program.  The Report estimates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper.  In addition, the Report confirms a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.

The Report has been filed on SEDAR and may be viewed under the Company’s profile at www.sedar.com, or on the Company’s website at www.canadianzinc.com.

Utilizing the Report, the Company has subsequently examined various operating alternatives including mine planning, processing and tailings disposal studies.  The work to date, which was undertaken in conjunction with SNC-Lavalin Inc., has focused on detailed mine planning and scheduling, process design, including a new dense media separation plant, and underground tailings disposal.  A new bulk sample and representative water samples were extracted from underground and transported to SGS Lakefield for laboratory and metallurgical testing to produce representative tailings and process water.  Detailed transportation studies were also carried out.

 A Project Description Report was prepared and filed with regulatory authorities in May 2008 in support of application for operating permits.  The PDR  describes in detail the proposed new mining operations at Prairie Creek and contemplates the construction of new facilities including new fuel-efficient/low-emission power generating units, a kitchen/accommodation block, concentrate storage shed, an incinerator, a new engineered waste rock pile and two new transfer stations along the winter road.

The Project Description Report, dated May 2008, may be viewed under the Company’s name on the MVLWB website at http://www.mvlwb.ca/mv/registry.aspx.

 The Company is currently working with SNC-Lavalin Inc. and other consultants to optimize the proposed mine plan incorporating some of the data from studies that were carried out in 2008 and will work towards updating and converting the PDR into a Pre-Feasibility Study to be finalized after the current Environmental Assessment has been completed by the MVEIRB.

The additional capital costs for the proposed new facilities and equipment to place the Prairie Creek Mine into production will be estimated in the Pre-Feasibility study.  The Company currently anticipates that the capital costs will be in the range of $80 - 100 million, depending on final project design and conditions in the operating permits.

Applications for Operating Licence/Permit

On May 28, 2008, the Company applied to the MVLWB for a Type “A” Water Licence and three Type “A” Land Use Permits (“LUPs”); one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road.  A detailed Project Description Report was filed with the MVLWB as part of the permit applications.

 The proposed new operation at Prairie Creek utilizes the existing infrastructure and facilities that were built in the 1980’s and which will be upgraded and enhanced to meet current-day environmental standards.  The improvements proposed for specific site facilities will further mitigate the potential impact the Project may have on the environment.  Specifically, the Company proposes to place waste rock and tailings underground in a cemented backfill mix, use the existing large pond for temporary water storage, and place development waste rock in an engineered facility removed from the Prairie Creek floodplain.

A summary of the proposed Prairie Creek mine operations as described in the Project Description Report follows:

The Mine: All mining will be performed from underground. Underground development and workings (about 5,000 metres) already exist on three levels, including the new 600 metre decline driven in 2006/07.  Proposed production rates will initially start at 600 tonnes per day and may build to 1,200 tonnes per day.  Mining will occur on a year round basis by cut-and-fill methods.  Mine voids will be backfilled with a mix of flotation tailings, waste rock aggregate and cement.

The Mill: The Mill, which is already constructed on site but never operated, will process 600-1,000 tonnes per day.  Ore will be crushed to a gravel-size and subjected to dense media separation (“DMS”).  The lighter, uneconomic “gangue” minerals will create a waste rock aggregate.  Denser material will be processed further by grinding and flotation to produce concentrates of lead sulphide, zinc sulphide and lead oxide.  No hazardous chemicals will be used in the process.

Concentrates and Road Haul: The concentrates will be bagged, stored under cover and trucked off-site on flat-deck trailers over the winter road.  CZN holds a Type “A” LUP (MV2003F0028) for the use of the winter road from the Prairie Creek Mine to the Liard Highway.  CZN has also applied for Type “A” LUP’s for two new transfer facilities to be located approximately mid-point along the winter road and at the junction of the winter road with the Liard Highway.

Environment: Extensive environmental data has been collected at the Prairie Creek Mine Site over recent years to update and add to the baseline information that was collected previously as far back as the late 1970’s.  Sixteen years of water flow data have been recorded on the Prairie Creek watercourse adjacent to the Mine Site.  Canadian Zinc now has an extensive database on water quality, stream flows, local climatic variables, and wildlife in the area.

Waste Management: All flotation tailings will be backfilled into the voids in the underground mine in a mix with the waste rock aggregate and cement.  The flotation tailings are expected to be non-acid generating with low sulphide content and excess buffering capacity.  Waste rock from underground development along with excess waste rock aggregate from the DMS plant will be placed in an engineered Waste Rock Pile (“WRP”) in the adjacent Harrison Creek valley.

Water Management: An existing large pond facility, originally intended in 1980 for tailings disposal, will be reconfigured, relined and recertified to form a two-celled Water Storage Pond.  Mine drainage, treated sewage water and WRP runoff will report to the first cell.  Water for the mill process will be taken from this first cell.  Excess water from the first cell will overflow into the second cell.  Used water from the Mill will also report to the second cell.  The second cell will feed a water treatment plant.  The treated water will discharge to the existing certified Polishing Pond and from there into the existing Catchment Pond, before final discharge to the environment.

Site Infrastructure: The Site presently contains a near complete mill, three levels of underground workings, a fuel tank farm, office facilities, accommodation facilities and workshops.  Existing buildings and structures will be upgraded and modernized.  New facilities will include fuel-efficient low-emission power generation units, a kitchen/accommodation block, concentrate shed and an incinerator.

Socio-Economics and Manpower: The operation of the Prairie Creek Mine will provide substantial economic stimulus to the region, and presents a unique opportunity to enhance the social and economic well-being of the surrounding communities.  There will be approximately 220 direct full time jobs, half of this number being on-site at any one time.  Personnel will generally work a three weeks on, three weeks off schedule (with variations as required).  Canadian Zinc’s objective is to employ a workforce with a 35% northern content, and a minimum 15% First Nations content.  The Company anticipates that it will provide assistance through the provision of training programs.  In addition, there will be many indirect business and employment opportunities, mostly related to transport, supply of the Mine Site and environmental monitoring and management.

Mine Closure: At the end of the Mine’s life, the Site will be reclaimed.  The underground development will be backfilled.  Bulkheads at strategic points will help limit the movement of groundwater.  The objective is to create a complete seal to ensure there is no long term mine drainage.  The WRP will be covered and sealed with a clay-rich soil.  Site buildings and infrastructure, if deemed not to have any future use, will be dismantled and the Site will be returned to its natural setting.

Subsequent to submitting the applications to the MVLWB, the Company responded to a number of requests for additional information from the Water Board.  On July 14, 2008, the MVLWB advised the Company that all applications were deemed complete.  A subsequent letter from MVLWB, dated July 21, 2008, indicated that the Water Board was moving forward with its preliminary screening of the application and had requested comments from interested parties by August 8, 2008.

The MVLWB conducted a review of the submissions, and comments of reviewers, and interested parties, and of the submissions made by CZN.  After conducting and completing the preliminary screening the MVLWB determined that the land use permit and water licence applications might have a significant impact on the environment and might be the cause of public concern.  The concerns were around water quality, wildlife, damage to landscape, and long term risk of contamination.  The MVLWB therefore resolved, on September 17, 2008, to refer the Land Use Permit applications as well as the Water Licence application to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”) for environmental assessment.

All MVLWB comments and documents may be viewed on the MVLWB website at http://www.mvlwb.ca/mv/registry.aspx.

Environmental Assessment

On August 11, 2008, the Company was informed by the Review Board that Indian and Northern Affairs Canada, under Section 126(2)(a) of the Mackenzie Valley Resource Management Act, had referred the proposed development of Prairie Creek to Environmental Assessment both on its own behalf and on request from the Nahanni Butte Dene Band as per Article 12 of the Settlement Agreement between the Dehcho First Nations (“DCFN”) and the Government of Canada.

An Environmental Assessment (“EA”) is the next stage in the regulatory process following preliminary screening by the MVLWB.  The initial phase of the EA consisted of community scoping sessions and written hearings, submissions and rulings to determine the scope of the Terms of Reference for the EA.

The Company participated in six public scoping sessions in several Dehcho communities and in Yellowknife in late September/early October 2008 to enable discussion and questions to be addressed to assist in determining the overall scope of the EA.  The Community public sessions demonstrated that there is considerable local community support for the Prairie Creek project and there is no significant public concern amongst the communities.  The MVEIRB was strongly encouraged to undertake a very focused and efficient EA.  Two clear themes emerged: protection of water quality is paramount, and, jobs and economic activity are sorely needed in the Dehcho region.

The MVEIRB originally proposed a deadline of October 14, 2008, for interested parties to provide scoping submissions but this was subsequently extended.  Initially, the MVEIRB indicated that it anticipated providing further guidance on how the EA would proceed in the last week of November 2008.

On November 6, 2008, the MVEIRB received a Request for Ruling from Ecojustice (formerly known as Sierra Legal Defence Fund) on behalf of DCFN and Canadian Parks and Wilderness Society (“CPAWS”).  The Request for Ruling concerned the question whether the winter access road, and its use, should be included in the EA process.  The MVEIRB subsequently decided to issue information requests to various parties to ensure that all potentially relevant materials to assist their decision on the Request would be available to all interested parties.  The information request was published by the MVEIRB on November 26, 2008, and noted two questions:

(1)	Whether the winter road should be part of the scope of development and subject to direct impact assessment during the EA; and
(2)	Whether existing mine site infrastructure should be part of the scope of development and subject to direct impact assessment during the EA.

The MVEIRB proceeded to set deadlines for submissions and responses.  These timelines were further extended following a MVEIRB pre-hearing conference on December 17, 2008.  The MVEIRB considered submissions and responses from interested parties, including Canadian Zinc which submitted that the winter road and existing mine site infrastructure should not be part of the assessment and that the EA should focus on the new developments and the new transfer stations on the winter road.

On March 5, 2009, the MVEIRB published its Ruling on the Scope of Development, finding that “all physical works and activities associated with the winter access road…..and all physical works and activities associated with the mine site…..are part of the scope of development for the Prairie Creek Mine environmental assessment.”

The MVEIRB also provided some comments with regard to the scope of assessment, noting that “In its forthcoming Draft Terms of Reference, the Review Board will provide its preliminary determination of the scope of assessment – what issues need to be examined in what level of detail during the environmental assessment – for review and comment.  The Review Board reminds all interested parties that while the scope of development defines all the physical works and activities required to undertake the development, that does not mean that all physical works and activities are subject to the same level of assessment.  Depending on their potential for impacts and subject to Review Board discretion, parts of the scope of development may be considered very closely, other very little or not at all.

“The Review Board will give full consideration to historic studies, impact assessment and operational information about all aspects of the Prairie Creek Mine before determining whether additional studies are required….The Review Board assures all interested parties it has no intention of ignoring the wealth of relevant existing evidence collected on how the existing infrastructure will likely interact with the environment.

“The Review Board also notes that the Prairie Creek Mine includes a variety of existing structures, including the winter access road and much of the mine site infrastructure.  The Review Board accepts the argument made by Canadian Zinc and others that conducting an impact assessment on the construction of facilities, including the road, which have been present on the land for over 25 years is not likely to generate any useful information even if it is possible.  The Review Board will not be assessing construction impacts of already built structures.  The Board has decided that assessment of these facilities will be restricted to the effects of their ongoing operation in combination with the effects of other construction and operations necessary for the operation of the mine.”

The Review Board is expected to issue Draft Terms of Reference in the coming weeks that identify the scope of development in more detail, and allow public comment before finalizing the scope of development to be assessed in the EA.

All comments and documents can be viewed on the MVEIRB website at http://www.mveirb.nt.ca/registry/index.php.

Following the EA will be a further regulatory stage, managed by the MVLWB (with input from territorial and federal agencies), before permits are issued.  These permits will include conditions to ensure CZN meets appropriate environmental guidelines.

Since 2001 the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property from the MVLWB, including two Type “B” Water Licences, four land Use permits for exploration activities and underground development and a winter road permit.  Various aspects of the Prairie Creek Project have been the subject of five previous EAs carried out by MVEIRB, all of which resulted in recommendations that the relevant project be allowed to proceed.  The applications for operating permits filed in 2008 are now undergoing Environmental Assessment.  Although the Company has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities, the Company has, to date, successfully carried out extensive programs at Prairie Creek, in accordance with all regulatory requirements and in compliance with all permits and licences.  Given the open-ended nature of the Mackenzie Valley permitting process, and the Company’s experience to date, it is likely that the Environmental Assessment process will extend for a considerable time.

Other Permits/Licences

In April 2007, a Land Use Permit for use of the winter road, which connects the Prairie Creek Mine with the Liard Highway, was obtained from the MVLWB.  The Company applied for a Type “B” Water Licence in June 2007 in order to complete part of the road rehabilitation work along the Prairie Creek stream-bed and this Water Licence was issued on March 20, 2008.  Authorization for this rehabilitation work was received from Department of Fisheries and Oceans on July 15, 2008.

In September 2008, the MVLWB granted the Company an extension to Land Use Permit MV2001C0023 for two years (to September 9, 2010) and renewal of the Water Licence MV2001L2-0003 for five years (to September 9, 2013).  This Land Use Permit and Water Licence relate to underground development activities and metallurgical pilot plant operations.

Nahanni National Park Reserve / Parks Canada Agency Memorandum of Understanding

The Prairie Creek project is located in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River and in proximity to, but outside of, the Nahanni National Park Reserve (“NNPR”).  In August 2007, the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of NNPR.  The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion.  The surface lands surrounding the Prairie Creek mine, containing approximately 367 square kilometres, are specifically excluded and exempted from the interim land withdrawal.  Canadian Zinc has been assured by the Government of Canada and by Parks Canada Agency (“Parks Canada”) that the final boundaries of the expanded park will not include the site of or the access road to the Prairie Creek mine and that in the proposed expansion of the NNPR the existing mining and access rights of Canadian Zinc to the Prairie Creek mine will be respected and protected.

On July 29, 2008, Parks Canada and Canadian Zinc entered into a Memorandum of Understanding (“MOU”) with regard to the expansion of the Nahanni National Park Reserve and the development of the Prairie Creek Mine, whereby:

•
Parks Canada and Canadian Zinc agree to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded NNPR and an operating Prairie Creek Mine.

•
Parks Canada recognizes and respects the right of Canadian Zinc to develop the Prairie Creek Mine and will manage the expansion of NNPR so that the expansion does not in its own right negatively affect development of, or reasonable access to and from, the Prairie Creek Mine.

•
Canadian Zinc accepts and supports the proposed expansion of the NNPR and will manage the development of the Prairie Creek Mine so the mine does not, in its own right, negatively affect the expansion of the Nahanni Park.

Parks Canada and Canadian Zinc (the “Parties”) have agreed to make every reasonable effort to address issues of common interest and build a strong working relationship, including convening a Technical Team, including representatives of the Dehcho First Nations, which will better identify, define and consider issues of common interest, including, among other things, access to and from the Prairie Creek Mine through the proposed expanded Park and the park boundaries around the Prairie Creek Mine properties.  The Parties have also agreed to share with one another and the Technical Team any existing technical and scientific information relevant to a discussion and analysis of issues of common interest to the Parties.

The MOU, which is valid for three years is intended to cover the period up to the development of the Prairie Creek Mine (Phase I) and may be amended or renewed as agreed by the Parties and may be terminated by either Parks Canada or Canadian Zinc on not less than three months written notice.  It is contemplated that the Phase I MOU will be replaced by a further MOU (Phase II) which will address the operation of the mine and the expanded Nahanni Park.

The MOU is an expression of the mutual intentions of the parties and is not legally binding or enforceable.  The MOU does not create any  new powers or duties or alter or affect any rights, powers or duties established by law, including by the Parks Canada Agency Act  and the Canada National Parks Act, or result in the Parties relinquishing any right, jurisdiction, power, privilege, prerogative or immunity.

To the extent that the Prairie Creek Mine is subject to regulatory or government processes, including hearings, Parks Canada reserves the right, while recognizing the intent of the MOU, to participate in any such process and take such positions as it sees fit and the MOU does not constrain Parks Canada from doing so, subject only to the understanding that Parks Canada has agreed not to object to or oppose, in principle, the development of the Prairie Creek Mine.

The exclusion of the Prairie Creek mine from the proposed Nahanni National Park expansion area has brought clarity to the land use policy objectives for the region.  Canadian Zinc believes that the Prairie Creek mine and the expanded NNPR can co-exist and that, properly planned and managed, the expanded Park will not interfere with the operation of the Prairie Creek mine and similarly that the operation of the mine will not adversely impact upon the Park or its ecological integrity.

Memorandum of Understanding with Liidlii Kue First Nation

On October 16, 2008, CZN and Liidlii Kue First Nation (“LKFN”) of Fort Simpson, Northwest Territories, entered into a MOU to formally establish a mutually beneficial, co-operative and productive relationship with regard to the exploration and development of the Prairie Creek Mine and to demonstrate that LKFN and Canadian Zinc intend to work together, as responsible corporate citizens of the region, in a spirit of co-operation for mutual benefit as well as social, ecological, cultural and economic well-being.

The Liidlii Kue First Nation of Fort Simpson, Northwest Territories, is a member of the Dehcho First Nations.  Fort Simpson, located approximately 500 kilometres east of the Prairie Creek Mine, is the administrative centre and main service centre of the Dehcho region.  Fort Simpson has a population of approximately 1,200 and the LKFN Band, which is the largest in the Dehcho has 1,175 Members.

The purpose of the MOU is:

•
to provide a process through which Canadian Zinc, in pursuing its exploration and development activities at the Prairie Creek Mine, can consult with and accommodate the interests of LKFN with a view to amicably reconciling any issues that might arise;

•	to establish a relationship through which LKFN can identify opportunities for its businesses and members to participate in Canadian Zinc’s exploration and development activities; and

•
to set out the objectives, process and topics for the negotiation of an Impact Benefits Agreement (“IBA”) between LKFN and Canadian Zinc, which is specifically intended to cover the future operations of the Prairie Creek Mine project.

The MOU provides for implementation of a more formalized structure for communication and information exchange through, among other things, the appointment of a Community Information Representative, establishing a Communications Committee and hiring an Environmental Monitor.

In the MOU, Canadian Zinc has agreed to make its best efforts to employ LKFN members and to assist LKFN and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project.  Canadian Zinc and LKFN have agreed to use their best efforts to negotiate an IBA but nothing in the MOU is intended to define, create or extinguish any rights of LKFN or CZN and the MOU is not legally binding on the parties.

Memorandum of Understanding with Nahanni Butte Dene Band

Effective October 28, 2008, CZN and Nahanni Butte Dene Band (“NBDB”) of Nahanni Butte, Northwest Territories, entered into a MOU, similar to that with LKFN, to establish a mutually beneficial, co-operative and productive relationship.

The Nahanni Butte Dene Band of Nahanni Butte, Northwest Territories, is a member of the Dehcho First Nations.  Nahanni Butte is the closest community to the Prairie Creek mine and is located approximately 90 kilometres southeast of the mine site.  Nahanni Butte has a population of approximately 90 people.

In the MOU, NBDB agrees to maintain close communication links with CZN, participate in good faith in current and pending environmental assessment and regulatory processes, and not to oppose, “in principle,” mining operations at Prairie Creek.  CZN has agreed to apply best efforts to employ NBDB members and to assist NBDB and its community to benefit from business opportunities associated with the exploration and development of the Prairie Creek Project.  The MOU also provides for the subsequent negotiation of an IBA regarding mining operations.  Nothing within the MOU is intended to define, create or extinguish any rights of NBDB or CZN and the MOU is not legally binding on the parties.

SELECTED ANNUAL FINANCIAL INFORMATION

The following summary financial information has been derived from the financial statements of the Company, which have been prepared in accordance with Canadian GAAP.

(thousands of Canadian dollars	Year ended December 31,
except per share amounts)	2008	2007 *	2006 *
Statement of operations
Net (loss)	$(4,228)	$(9,483)	$(7,723)
Basic and diluted (loss) per share	$(0.04)	$(0.08)	$(0.08)

Balance sheet
Cash, cash equivalents and short-term investments	$20,948	$28,414	$29,087
Marketable securities	$2,024	$100	$250
Total assets	$29,521	$34,391	$35,272
Total liabilities	$1,673	$2,482	$1,844
Shareholders’ equity	$27,848	$31,909	$33,428

* See section below re restatement arising on accounting policy change.

The Company is at the exploration and development stage and does not generate revenue or cash flows from operations.  The loss for each of the years 2006 to 2008 represents administrative expenses and expenditures incurred on the Prairie Creek property.

CHANGE IN ACCOUNTING POLICY

During 2008, the Company commenced its review of the impact of International Financial Reporting Standards (“IFRS”) on its current accounting policies, which included an examination of the Company’s current accounting policies under Canadian GAAP.  In light of this review, the Company determined that it was appropriate to change its accounting policy for resource interests whereby its exploration and development costs are to be expensed until such time as either reserves are proven or permits to operate a mineral resource property are received and financing to complete development has been obtained.  Previously, the Company capitalized its exploration and development expenditures as incurred, which is permitted under Canadian GAAP.

Management believes that this revised accounting policy provides a more relevant and reliable basis of accounting.  Among other benefits, the revised accounting policy aligns the accounting treatment of these resource interest expenditures with standards used by producing mining companies in the resource sector and with global accounting standards (including U.S. GAAP).  The change in accounting policy has been applied retrospectively, and the comparative financial statements for 2007 and 2006 have been restated. The effect of the change was to increase the Company’s accumulated deficit at January 1, 2006 by $13.490 million and at January 1, 2007 by $19.727 million.  Further impacts of the restatement are noted in the table below:

	As Previously Reported	Adjustment	Restated

Balance Sheet as at December 31, 2007:
Resource interests	$37,797	$(32,965)	$4,832
Other long-term assets	-	425	425
Future income tax liability	(3,621)	3,621	-
Share capital	66,593	(629)	65,964
Deficit	(13,609)	(28,290)	(41,899)

Statement of Operations, Comprehensive Income and Deficit for the year ended December 31, 2007:
Mineral exploration and development costs	-	(11,050)	(11,050)
Future income taxes income	-	2,487	2,487
Net loss / Comprehensive loss for year	(920)	(8,563)	(9,483)

Loss per share – basic and diluted	(0.01)	(0.07)	(0.08)

Statement of Cash Flows for the year ended December 31, 2007:
Operating activities	(569)	(10,109)	(10,678)
Investing activities	$(16,304)	$10,109	$(6,195)

	As Previously Reported	Adjustment	Restated

Balance Sheet as at December 31, 2006:
Resource interests	$26,700	$(21,885)	$4,815
Other long-term assets	-	395	395
Future income tax liability	(1,134)	1,134	-
Share capital	59,994	(629)	59,365
Deficit	(12,689)	(19,727)	(32,416)

Statement of Operations, Comprehensive Income and Deficit for the year ended December 31, 2006:
Mineral exploration and development costs	-	(8,027)	(8,027)
Write-off of mining equipment	(27)	27	-
Future income taxes income	-	1,763	1,763
Net loss / Comprehensive loss for year	(1,486)	(6,237)	(7,723)

Loss per share – basic and diluted	(0.02)	(0.06)	(0.08)

Statement of Cash Flows for the year ended December 31, 2006:
Operating activities	(262)	(7,871)	(8,133)
Investing activities	$(24,231)	$7,871	$(16,360)

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2008 and other public disclosure documents of the Company.  All items in this section discuss the financial results of the Company following the change in accounting policy for resource interests as discussed above.

For the year ended December 31, 2008, the Company reported a net loss of $4.228 million compared to a loss of $9.483 million for the year ended December 31, 2007.  The reduced loss in 2008 was primarily attributable to the completion in 2007 of the Company’s extensive underground decline development and drilling exploration program at Prairie Creek.

Mineral Exploration and Development Costs

For the year ended December 31, 2008, the Company expensed $3.426 million on its mineral exploration and development programs at Prairie Creek compared to $11.050 million for the year ended December 31, 2007.  Excluding accretion and depreciation charges relating to the asset retirement obligation and mining plant and equipment of $248,000 in the year ended December 31, 2008 (2007 - $220,000), the exploration and development expenditures for Prairie Creek amounted to $3.178 million in 2008 compared to $10.830 million in 2007.  Details of the mineral exploration and development costs are shown in Note 10 to the audited financial statements for the year ended December 31, 2008.

The overall decrease in expenditures relates to the lower level of activities at the Prairie Creek Mine following completion, in late 2007, of the underground decline development and exploration programs which commenced in 2006.  For the year ended December 31, 2008, the Company incurred drilling and underground exploration costs of $170,000 compared to $6.076 million in the year ended December 31, 2007.  In addition, in April 2008, a cost recovery of $942,000 was received following a final reconciliation of the 2006/2007 underground contract (see Note 10 to the audited financial statements as at December 31, 2008).

During 2008, the Company incurred $862,000 (2007 - $694,000) relating to permitting and environmental matters. These expenditures included costs related to filing the applications for operating permits at Prairie Creek, as well as liaising with local communities and Parks Canada, among others.  As described in this MD&A in the section above entitled “2008 Review of Activities,” the Company considers that it has made continued progress in this area.  However, the process for obtaining operating permits in the Mackenzie Valley in general, and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue.  The Company intends to continue to work through the process for obtaining operating permits in 2009 and expects that there will be significant costs associated with the process.  Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.

Revenue and Investment Income

The Company is in the development stage and does not generate any cash flows from operations.  To date the Company has not earned any significant revenues other than interest and related investment income.  Investment income for the year ended December 31, 2008 was $899,000 compared to $1.234 million for 2007.  The decrease is attributable to the overall decrease in amounts available for investment during the year ended December 31, 2008 compared to the prior year.  There has also been a significant decline in interest rates during the second half of the 2008 fiscal year as a result of the current global recession which has seen central banks cut rates to historically low levels.

Administrative Expenses

Administrative expenses (excluding stock based compensation and depreciation) for the year ended December 31, 2008 were $1.445 million compared to $1.724 million in the year ended December 31, 2007.  The decrease was largely attributable to lower office and general costs (2008 - $360,000; 2007 - $463,000) due to tax charges relating to the Company’s flow-through share program in 2007 which were not incurred in 2008 and the Company’s decision in 2008 to cut-back its expenditures on investor relations items (2008 - $230,000; 2007 - $420,000).  The Company’s professional fees costs reduced from $396,000 in 2007 to $220,000 in 2008 while management and directors fees increased from $347,000 in 2007 to $566,000 in 2008.  The increase in management and director fees and decrease in professional fees arose as a result of staffing increases within CZN that reduced the need to use professional advisors.

Other Expenses

In 2008, the Company recorded an expense for stock-based compensation of $205,000 relating to the vesting of stock options granted in prior periods to directors, officers, employees and contractors.  The amount charged in 2007 relating to stock-based compensation was $267,000.  The stock-based compensation expense for 2007 and 2008 relates to the same grant of stock options in October 2007 for which the expense was recognized over the vesting period for the options granted.  The stock-based compensation expense value was calculated using the Black-Scholes valuation method and assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.  The assumptions used in the calculation are described in Note 14(a) to the audited financial statements at December 31, 2008.

The Company expensed depreciation costs relating to mining plant and equipment of $168,000 (2007 - $143,000).  The increase in depreciation relating to plant and equipment arose as a result of equipment purchases in January 2008 that have been amortized during fiscal 2008.

The Company recorded an unrealized loss on its marketable securities of $38,000 in the year ended December 31, 2008 (2007 - $150,000).  All the Company’s marketable securities were designated as held for trading assets by the Company upon the adoption, on January 1, 2007, of new accounting standards relating to financial instruments as described in more detail in the “Critical Accounting Estimates” section to this MD&A.  The unrealized loss on the marketable securities is based upon the market value of the shares at December 31, 2008.  Further details relating to the Company’s marketable securities are included in Note 6 to the audited financial statements for the year ended December 31, 2008.

Related Party Transactions

The Company’s related party transactions during the year ended December 31, 2008 consisted of rent for office space paid or payable to corporations with a common director of the Company in the amount of $19,000 compared to $13,000 in 2007.  The increase was attributable to increased rent following relocation of the Toronto office.  Particulars relating to related party transactions are shown in Note 16 to the audited financial statements for the year ended December 31, 2008.

Income Taxes

The Company is currently not profitable and has recorded a valuation allowance against its future income tax assets.  Following renouncement of flow-through share expenditures, the Company recorded future income tax income as per the reconciliation of income taxes for each of the past three years below:

	2008	2007	2006
Statutory tax rate	31.00%	34.12%	35.01%
Recovery of income taxes computed at statutory rates	$1,311	$4,084	$3,321
Permanent differences	(64)	(93)	(361)
Expired losses	(192)	(162)	(55)
Other	(118)	281	479
Income tax rate changes	(403)	(1,612)	(810)
Change in valuation allowance	(534)	(11)	(811)
	$-	$2,487	$1,763

The Company follows the guidance prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee Recommendation 146, “Flow-through Shares,” such that future income tax income is recognized, and shareholders’ equity reduced, on the day the Company files the tax documents to renounce expenditures with the tax authorities.  In 2007, $8 million of such expenditures were renounced and the documents filed in the quarter ended March 31, 2007.  This resulted in the recovery of future income tax income in respect of the renounced expenditures of $2.487 million and a corresponding reduction in shareholder equity.  In 2006, the renounced expenditures resulted in future income tax income of $1.763 million.

Reclamation Expenditures

In 2008, the Company incurred $366,000 removing drums of sodium cyanide from Prairie Creek for destruction as described in the “2008 Review of Activities – Operations Update” section above.  In 2007, the Company spent $246,000 on a work program to repackage these hazardous materials stored at the Prairie Creek site in order to facilitate their removal and destruction. These expenditures were applied against the asset retirement obligation as disclosed in Note 12 to the audited financial statements as at December 31, 2008.

SUMMARY OF QUARTERLY RESULTS (UNAUDITED) AND FOURTH QUARTER

(thousands of dollars except per share amounts)
Quarter ended	Investment income $	Net (Loss) Income $	Net (Loss) Income per Common Share $
December 31, 2008	201	(1,075)	(0.010)
September 30, 2008*	184	(1,671)	(0.015)
June 30, 2008*	218	(1,131)	(0.010)
March 31, 2008*	296	(351)	(0.005)
December 31, 2007*	208	(2,658)	(0.02)
September 30, 2007*	375	(4,922)	(0.040)
June 30, 2007*	331	(2,510)	(0.025)
March 31, 2007*	320	607	0.005
* The quarterly results for 2007 and up to September 30, 2008 have been presented after restatement for the Company’s change in accounting policy as described in this MD&A.  Please refer to the section titled “Change in Accounting Policy.”

The Company’s investment income has generally decreased as a result of lower cash, cash equivalents and short-term investment balances over the past eight quarters as the Company has funded its activities.  There have been no private placements since July 2007.  In addition, there has been a significant decline in the rate of return for such investments as the current global economic crisis has unfolded.

The Company’s net loss and expenditures in 2007 were significantly higher than in 2008 as a result of the underground development and exploration work that was ongoing at Prairie Creek until the end of 2007.  The majority of this work was completed in the summer months to take advantage of the milder weather at that time of year.  The income reported in the quarter ended March 31, 2007, relates to the future income tax income arising on renouncement of flow-through expenditures.

During the fourth quarter of 2008, the Company was primarily focused on its permitting activities related to its applications for operating permits.  Activities at Prairie Creek continued until mid-December 2008 at which time the Mine Site was closed for the winter.  The Company pursued a number of key studies on operations at the Prairie Creek site which will be important to the permitting process and the proposed operations such as a locked cycle metallurgical test, water treatment studies and analysis of waste tailings product.  The Company also completed its road rehabilitation work along the Prairie Creek riverbed during the fourth quarter of 2008.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

As at December 31, 2008, the Company had cash and cash equivalents of $9.225 million, short term investments of $11.723 and marketable securities of $2.024 million (for a total of $22.972 million).  The Company also had a positive working capital balance of $22.557 million.  As at December 31, 2007, the Company had cash and cash equivalents of $6.919 million, short term investments of $21.495 million, marketable securities of $100,000 and a positive working capital balance of $27.432 million.  The Company’s short term investments consist primarily of Bankers’ Acceptances and Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper.  The Company’s accounts payable and accrued liabilities at December 31, 2008 were $511,000 compared to $1.254 million as at December 31, 2007.  This decrease follows the termination of the exploration program (in late 2007) and a reduced level of activity at the Prairie Creek Mine Site during the final quarter of the year ended December 31, 2008.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income.  The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

In light of the current global financial market turmoil and uncertainty, towards the end of 2008, the Company performed a review of planned programs and activities for 2009 with a view to preserving cash used in operations as much as possible while still working towards obtaining permits to operate the Prairie Creek Mine.  Accordingly, the Company has implemented a number of cost saving measures and continues to review other avenues whereby additional costs can be saved.  Some of the steps implemented by the Company included reducing the workforce at the Prairie Creek Mine and ceasing active development operations at the Mine site to focus on the permitting process and limiting other expenditures presently deemed non-essential such as a portion of the investor relations program.

The Company has reviewed its planned expenditures for 2009 and is confident that it has capital resources that are adequate to support its current operations and short to medium-term plans.  The Company anticipates that total expenditures will be reduced for 2009 compared to 2008 such that, given current capital resources on hand, the Company can continue to operate for several years in its current form.  However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated to the permitting process, and in particular, the possibility that external consultants’ time may be required.  CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future.  The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits.  This is discussed in more detail in the “Risks and Uncertainties” section in this MD&A.  The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the area of $80 – 100 million.

In October 2008, the Company reviewed its current investment portfolio and strategy.  During this review, it was noted that the rates of return for Bankers’ Acceptances and Guaranteed Investment Certificates had declined significantly during the course of 2008.  The Company determined that it was appropriate to allocate a portion of its investments to equities in order to seek a better return on its capital resources.  A total of approximately $2 million was invested in the equity stock of a number of major mining companies during late 2008.  The Company considers that these marketable securities, while acquired as part of a medium-term investing strategy, are highly liquid assets in view of the average trading volumes of such companies’ shares.  However, CZN’s ability to realize these investments (and make a gain) is dependent on the performance of the companies’ shares that have been acquired, which is not certain.

The following table reflects the Company’s aggregate financial commitments as of December 31, 2008:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	497	149	270	78	-
Asset Retirement Obligation (2)	2,383	-	-	-	2,383
Total	2,880	149	270	78	2,383

(1)	Represents rent obligations under operating leases for office space and equipment.
(2)
The asset retirement obligation represents the undiscounted value of total payments of $2.383 million which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

FINANCIAL INSTRUMENTS

The Company classifies its financial assets as either held for trading, available-for-sale, or loans and receivables.  Financial liabilities are classified as either held for trading, or loans and receivables.  The Company’s accounting policy for each category of financial instrument is summarized below:

Loans and receivables are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at amortized cost, using the effective interest method.  The Company has classified its other receivables as loans and receivables.

Held for trading: Financial assets and liabilities that are purchased and incurred with the intention of generating income in the near term are classified as held for trading.  Financial instruments included in this category are initially recognized at fair value and transaction costs are taken directly to net income (loss) along with gains and losses arising from changes in fair value.  Regular-way purchases and sales of financial assets are accounted for on the trade date.  The Company has designated its cash and cash equivalents, short-term investments, marketable securities and restricted cash as held for trading.

Held-to-maturity investments are financial assets with fixed or determinable payments that the Company has the intention and ability to hold to maturity.  These are initially recognized at fair value including direct and incremental transaction costs and are subsequently valued at amortized cost using the effective interest rate method.  The Company has no financial assets classified as held-to-maturity.

Available-for-sale assets are financial assets that are designated as available-for-sale and are not categorized into any other categories as described above.  These assets are initially recognized at fair value including direct and incremental transaction costs and are subsequently held at fair value with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale when the cumulative gain or loss is transferred to net income.  The Company had no financial assets designated as available-for-sale.

Other liabilities: If not classified as held for trading, financial liabilities are classified as other liabilities.  After initial measurement at fair value, other liabilities are measured at amortized cost using the effective interest rate method.  Gains or losses are recognized in net income (loss) in the period when the liability is derecognized. The Company has classified its accounts payable and accrued liabilities as other liabilities.

The fair values of the Company’s held for trading (current) assets, such as cash and cash equivalents, short-term investments and marketable securities, approximate their carrying values of $22.972 million at December 31, 2008 (December 31, 2007 - $28.514 million) as these items are carried (on the balance sheet) at fair values with gains and losses recorded in the statement of operations.  The nature of the Company’s held for trading assets are such that they are valued based upon quoted market prices as at the reporting date

NORMAL COURSE ISSUER BID

The Company is of the view that the recent market prices of the common shares of the Company do not properly reflect the underlying value of the Company's assets.  The Company obtained TSX approval to conduct a normal course issuer bid (the “Bid”) pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company, representing approximately 4.1% of the issued and outstanding common shares of the Company of 120,685,063 as at May 1, 2008.

During the year ended December 31, 2008, the Company acquired 1,716,000 common shares under the Bid for a total cost of $378,000.  Subsequent to December 31, 2008, the Company has acquired an additional 13,500 common shares at a cost of $2,735.  All shares purchased under the Company’s normal course issuer bid are cancelled and returned to treasury as soon as practical after the purchase date.

The Bid may be carried out from May 13, 2008 for a period of up to one year.  Pursuant to TSX policies, daily purchases made by the Company under the Bid may not exceed 44,876 common shares, which is 25% of the average daily trading volume of 179,505 common shares on the TSX over the six months prior to the commencement of the Bid, subject to certain prescribed exceptions.  For the period from November 3, 2008 until March 31, 2009, the TSX amended the allowed amount of daily purchases to 50% of the average daily trading volume (which for Canadian Zinc equates to 89,752 shares).  Purchases pursuant to the Bid will be made from time to time through the facilities of the TSX.  Common shares purchased will be paid for with cash available from the Company's working capital.  No insiders of the Company intend to participate in the Bid.

OUTLOOK

For 2009, Canadian Zinc’s primary focus will be to move forward in the permitting process for the operating permits for the Prairie Creek Mine that were applied for in 2008.  This is likely to be a lengthy process, as illustrated in this MD&A in the section “2008 Review of Activities – Environmental Assessment.”  This is a key step as the Company moves the Prairie Creek project towards commercial production.  In light of the likely extended timeframe that the permitting process will require, the Company has determined that it will limit expenditures at Prairie Creek for the immediate future, with the exception of continuing to carry out projects and studies that will be of assistance for the EA process and also in determining and refining future anticipated mine plans.  Given the open-ended nature of the Mackenzie Valley permitting process, the Company cannot, with any reasonable assurance at this point in time, provide a detailed estimate as to the likely costs of permitting activities in 2009.

When the Company receives its operating permits, which is not a certain event, additional finance will be required to bring the mine into commercial production.  This will be very dependent on future market conditions, especially with regard to commodity prices, which may impact the Company’s ability to complete development of Prairie Creek.  The Company is currently evaluating the cost of the future development required at Prairie Creek and currently estimates that an additional $80 - 100 million will be required.  This number, however, is highly uncertain and could materially change based on final project design, permitting conditions and economic circumstances at that time.

The Company also plans to seek to maintain, to the extent possible, its treasury such that it is able to take advantage of any investment opportunities that may present themselves in the current economic climate.

CRITICAL ACCOUNTING ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any).  The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice.  These estimates are reviewed on an ongoing basis for updated information and facts.  The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of the Company’s significant accounting policies is included in Notes 2, 3 and 4 to the financial statements for the year ended December 31, 2008.  The following is a discussion of the accounting estimates that are considered by management to be significant in determining the Company’s financial results and position:

Resource Interests

As described in this MD&A in the section entitled “Change in Accounting Policy” and in Note 2 to the audited financial statements for the year ended December 31, 2008, during 2008, the Company changed its accounting policy relating to resource interests expenditures whereby exploration and development costs are to be expensed until such time as either reserves are proven or permits to operate a mineral resource property are received and necessary financing to complete development obtained.

Impairment of long-lived assets

The carrying value of resource interests at December 31, 2008 was $5.053 million (December 31, 2007 - $4.832 million) and for plant and equipment was $661,000 (December 31, 2007 - $448,000).  Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the related carrying amounts may not be recoverable.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including resource interests and plant and equipment.  An impairment loss, if any, is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

At December 31, 2008, management carried out an impairment review and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of resource interests was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to, future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources.   By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine.  The ultimate recoverability of amounts deferred for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek mine.

Asset retirement obligation (environmental estimates)

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined.  The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life.  Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses.  Actual expenditures incurred are charged against the accumulated obligation.  Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources.  The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed.  Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at December 31, 2008, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2.383 million (2007 - $2.528 million), mostly to be incurred at the end of the life of the mine.  These cash flows have been determined to have a present value of $1.162 million (2007 - $1.228 million) based upon the following assumptions: long-term inflation rate of 2.5%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life production facilities and equipment of ten years.

Stock-based compensation

The Company applies the fair-value method of accounting for stock-based compensation in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).  Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Years ended December 31,
	2008*	2007	2006
Dividend yield	N/a	0%	0%
Risk free interest rate	N/a	4.07%	4.02%
Expected life	N/a	5 years	5 years
Expected volatility	N/a	89%	101%
* No stock options were granted in 2008. Stock-based compensation expense during 2008 was related to options granted in 2007.

Any change in the assumptions used could have a material impact on the fair value of the stock-based compensation value.  In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options, and for purposes other than to determine the fair value to be assigned to stock options.  Accordingly, the use of a Black-Scholes valuation model may not always result in the determination of a compensation value that appears appropriate or reasonable in the circumstances, for example, the model may determine that a stock option grant at $0.30 per share is of higher value than a grant at $0.15 per share (where the grant price is assumed to equal market value and all other factors remain unchanged).

Financial Instruments

As disclosed in Note 3 to the audited financial statements for the year ended December 31, 2008, the Company elected to classify its marketable securities, short term investments and cash and cash equivalents as held for trading assets, which requires that gains or losses from changes in fair value are taken directly to net income, as this was considered the most appropriate classification.  Should a different classification have been determined, it is possible that such gains or losses would have been included in other comprehensive income instead of net income.

The Company has also included note disclosure concerning some of the risk factors relating to its financial instruments – see Note 18 to the audited financial statements for the year ended December 31, 2008.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION, AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

As noted in this MD&A in the section “Change in Accounting Policy,” during the year ended December 31, 2008, the Company retrospectively changed its accounting policy for its exploration and development expenditures to align itself with industry practice, U.S. GAAP and the anticipated future direction of IFRS.

In addition, the Company adopted various new accounting standards, as described below, during the year ended December 31, 2008.

On January 1, 2008, the Company adopted the recommendations included in the following Sections of the CICA Handbook: Section 1400, “General Standards of Financial Statement Presentation,” Section 1535, “Capital Disclosures,” Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation.”  Additional information on the adoption of these accounting standards can be found in Note 4 to the audited financial statements for the year ended December 31, 2008.

In February 2008, the CICA Accounting Standards Board confirmed that the use of  IFRS will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies).  The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is currently assessing the impact implementation of IFRS will have on its financial statements through, among other items, initial review of IFRS standards currently in place and a “diagnostic” of the impact on the Company’s current accounting policies.  However, the financial reporting impact of the transition cannot be reasonably estimated at this time.  The Company is also ensuring that certain key individuals involved in its financial reporting processes, and moving forward, the implementation of IFRS, receive adequate training in IFRS, primarily through use of available courses.

Additional information on the adoption of these accounting standards, and on proposed future standards, can be found in Note 4(d) to the audited financial statements as at December 31, 2008.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict.  Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s Annual Information Form dated March 16, 2009, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

The risks below, and as described in the Company’s Annual Information Form and other Canadian and U.S. filings, are not the only risks facing the Company.  Additional risks and uncertainties not currently known to, or that are currently deemed to be immaterial, also may materially affect the Company’s business, financial condition and/or operating results.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory.  The Dehcho have not settled their land claim with the Federal Government of Canada.  The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute.  The Company’s operations are potentially subject to a number of political, legislative and other risks.  Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties.  These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mining, processing, development and mineral exploration activities of Canadian Zinc are subject to extensive federal, territorial and local laws and regulations, including various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters.  Such laws and regulations are subject to change and can become more stringent and costly over time.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development.  Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

In 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley.  There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition.

In relation to the Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk.  The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations.  This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations.  Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine.  Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

In August 2007, the Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion of Nahanni National Park Reserve.  While Canadian Zinc has been assured that its current rights will be respected, there is a risk that the Park expansion will detrimentally impact the existing mining and access rights of Canadian Zinc.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations.  The occurrence of these various factors and uncertainties cannot be accurately predicted.  The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities.  Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits.  However, such licences and permits are subject to change in various circumstances.  Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek mine.  There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the current boundaries of Nahanni National Park Reserve.  The Government of Canada has announced plans to expand the area of Nahanni National Park and the proposed new boundaries will surround, but exclude, the Prairie Creek Mine.  The Company has experienced long delays in obtaining permits to date.  The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety.  Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations.  All phases of Canadian Zinc’s operations are subject to environmental regulation.  These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time.  These laws are continuously evolving.  Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations.  Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take.  The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek mine are material to the results and financial condition of the Company.  However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs.  As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs.  The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain.  Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates - Asset retirement obligation (environmental estimates).”

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained.  No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations.  To the extent such approvals are required and not obtained, Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties.  There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition.  Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations.  If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled.  Metal prices have fluctuated widely, particularly in recent years.  If the price of metals and minerals should drop significantly, as has recently occurred, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore.  Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced.  The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy.  Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations.  Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.  Future production from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic.  The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable.  Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations.  Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar.  Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries.  The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices.  Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  Canadian Zinc may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s properties will require substantial additional financing.  Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s properties or even a loss of property interest.  There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Development

The business of exploring for minerals and mining involves a high degree of risk.  There is no assurance the Company’s mineral exploration activities will be successful.  Few properties that are explored are ultimately developed into producing mines.  In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations.  Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs.  Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.  The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location.  Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs.  Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008.  The Project Description Report is not a Feasibility Study.  The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Technical Report.  The resource estimation in the Technical Report does not constitute mineable reserves.  The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980.  The Kilborn feasibility study is outdated and cannot be relied upon.  The existing infrastructure, including the mill, buildings, camp etc. is now over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated.  There is significant risk attaching to the proposed operation of aged equipment.  The Company is working towards converting the Project Description Report into a Pre-Feasibility study utilizing the updated Technical Report as described in the “2008 Review of Activities” section to this MD&A.

Mining operations generally involve a high degree of risk.  Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Resources

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably.  There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc’s control.  Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate.  The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable.  Future production could differ dramatically from mineral resource estimates for many reasons including the following:

• Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
• Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic;
• Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and
• The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves or resources.

Any of these factors may require Canadian Zinc to reduce its mineral reserve or mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations.  Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms.  In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons.  Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel.  Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties.  The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.  These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects.  The validity and ownership of mining property holdings can be uncertain and may be contested.  There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories.  The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims.  Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained.  Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects.  No assurances can be given that there are no title defects affecting such properties.

Competition

The mining industry is competitive in all of its phases.  There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential.  Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc.  As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Any resultant acquisitions may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks.  Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc.  Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business.  In addition Canadian Zinc may need additional capital to finance an acquisition.  Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution.  There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”).  As of December 31, 2008, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting.  If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX.  The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares.  In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations.  Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.  The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments.  In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting.  Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $46.127 million through December 31, 2008.  There can be no assurance that the Company will be able to operate profitably during future periods.  If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and development plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of December 31, 2008 there were 118,969,063 common shares outstanding.  As of the date hereof, the Company had share purchase options outstanding allowing the holders of these options to purchase 4,035,000 common shares and share purchase warrants outstanding allowing the holders to purchase 5,882,500 common shares.  Directors and officers of the Company hold 3,700,000 of these share purchase options and 335,000 share purchase options are held by contractors and employees of the Company.  None of the share purchase warrants are held by directors and officers.  The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods.  Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Dividend Policy

No dividends have been paid by the Company to date.  The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements.

As at March 16, 2009, the Company had the following securities issued and outstanding:

Common shares	118,955,563
Common share purchase options	4,035,000	exercisable between $0.60 - $0.94 per share
Common share purchase warrants	5,882,500	exercisable at $1.20 per share

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

Based on current securities legislation in Canada and the United States, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008, and have concluded that such disclosure controls and procedures were operating effectively at that date.

There were no significant changes to the Company’s disclosure controls process during the year ended December 31, 2008.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible.  This risk is mitigated by management and Board review where appropriate.  At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, as at December 31, 2008, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements for the year ended December 31, 2008, and expressed an unqualified opinion thereon.  Ernst & Young LLP has also expressed an unqualified opinion on the effective operation of the Company’s internal control over financial reporting as of December 31, 2008.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the year ended December 31, 2008.

The Company made certain changes to its systems of internal controls over financial reporting in 2008 that did not materially affect, and are not reasonably likely to materially affect, internal control over financial reporting.  During this process, management identified certain potential deficiencies in internal control over financial reporting, but none which were individually or cumulatively considered to be material weaknesses.  The design of a control system must reflect that there are staffing and financial resource constraints, and that the benefits of controls must be considered relative to their costs to the Company.  Due to the limited number of staff at Canadian Zinc, it is not feasible or cost effective to achieve complete segregation of incompatible duties.  These risks are not considered to be significant.  The Company’s management has taken such action as it considers appropriate to minimize any potential risks from these deficiencies, including using outside consultants and advisors when deemed appropriate.

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